SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 1)*

LogMeIn, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

54142L109

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No: 54142L109	Page 2 of 14

1	NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Partners IV, L.P. (“PVP IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,029,664 shares, except that (i) Polaris Venture Management Co. IV, L.L.C. (“PVM IV”), the general partner of PVP IV, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM IV, may be deemed to have shared power to vote these shares, Terrance G. McGuire (“McGuire”), a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Alan G. Spoon (“Spoon”), a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER
1,029,664 shares, except that (i) PVM IV, the general partner of PVP IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,029,664
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.35%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 54142L109	Page 3 of 14

1	NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Partners Entrepreneurs’ Fund IV, L.P. (“PVP Entrepreneurs IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
19,235 shares, except that (i) PVM IV, the general partner of PVP Entrepreneurs IV, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER
19,235 shares, except that (i) PVM IV, the general partner of PVP Entrepreneurs IV, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,235
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.08%
12	TYPE OF REPORTING PERSON* PN

CUSIP No: 54142L109	Page 4 of 14

1	NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Polaris Venture Management Co. IV, L.L.C. (“PVM IV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,048,899 shares, of which 1,029,664 shares are directly owned by PVP IV and 19,235 shares are directly owned by PVP Entrepreneurs IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IV and PVP Entrepreneurs IV and may be deemed to have sole power to vote these shares), may be deemed to have shared power to vote these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to vote these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER
1,048,899 shares, of which 1,029,664 shares are directly owned by PVP IV and 19,235 shares are directly owned by PVP Entrepreneurs IV, except that Flint, a managing member of PVM IV (which is general partner of PVP IVand PVP Entrepreneurs IV and may be deemed to have sole power to dispose of these shares), may be deemed to have shared power to dispose of these shares, McGuire, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares, and Spoon, a managing member of PVM IV, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,899
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.43%
12	TYPE OF REPORTING PERSON* OO

CUSIP No: 54142L109	Page 5 of 14

1	NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alan G. Spoon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,048,899 shares, of which 1,029,664 shares are directly owned by PVP IV and 19,235 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote PVP IV’s shares and PVP Entrepreneurs IV’s shares (collectively, the “Fund IV Shares”), Flint, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and McGuire, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER
1,048,899 shares, of which 1,029,664 shares are directly owned by PVP IV and 19,235 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and McGuire, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,899
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.43%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 54142L109	Page 6 of 14

1	NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrance G. McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,048,899 shares, of which 1,029,664 shares are directly owned by PVP IV and 19,235 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER
1,048,899 shares, of which 1,029,664 shares are directly owned by PVP IV and 19,235 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, Flint, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,899
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.43%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 54142L109	Page 7 of 14

1	NAME OF REPORTING PERSON SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jonathan A. Flint
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,048,899 shares, of which 1,029,664 shares are directly owned by PVP IV and 19,235 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to vote the Fund IV Shares, McGuire, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to vote the Fund IV Shares.

	6	SHARED VOTING POWER See response to row 5
7
SOLE DISPOSITIVE POWER
1,048,899 shares, of which 1,029,664 shares are directly owned by PVP IV and 19,235 are directly owned by PVP Entrepreneurs IV, except that, PVM IV, as the general partner of PVP IV and PVP Entrepreneurs IV, may be deemed to have sole power to dispose of the Fund IV Shares, McGuire, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares, and Spoon, as a managing member of PVM IV, may be deemed to have shared power to dispose of the Fund IV Shares.

	8	SHARED DISPOSITIVE POWER See response to row 7
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,048,899
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.43%
12	TYPE OF REPORTING PERSON* IN

CUSIP No: 54142L109	Page 8 of 14

ITEM 1(A).	NAME OF ISSUER

LogMeIn, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

500 Unicorn Park Drive
Woburn, MA 01801, United States

ITEM 2(A).	NAME OF PERSONS FILING

PVP IV, PVP Entrepreneurs IV, PVM IV, Flint, McGuire and Spoon. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Flint, McGuire and Spoon, are the sole managing members of PVM IV (the sole general partner of PVP IV and PVP Entrepreneurs IV). To the extent feasible, PVP Entrepreneurs IV invests alongside PVP IV.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons is:

c/o Polaris Venture Partners
1000 Winter Street
Suite 3350
Waltham, MA 02451

ITEM 2(C).	CITIZENSHIP

Flint, McGuire and Spoon are United States citizens.  PVP IV and PVP Entrepreneurs IV are limited partnerships organized under the laws of the State of Delaware.  PVM IV is a limited liability company organized under the laws of the State of Delaware.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock, $0.01 par value per share

ITEM 2(E).	CUSIP NUMBER

54142L109

ITEM 3.	Not Applicable

CUSIP No: 54142L109	Page 9 of 14

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 23,681,570 shares of Common Stock outstanding as of October 20, 2010, as reported on LogMeIn, Inc.’s Form 10-Q for the quarter ended September 30, 2010.

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2010:

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of PVP IV and PVP Entrepreneurs IV, and the limited liability company agreement of PVM IV, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

CUSIP No: 54142L109	Page 10 of 14

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

CUSIP No: 54142L109	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

ALAN G. SPOON

By:	*
Alan G. Spoon

CUSIP No: 54142L109	Page 12 of 14

*By:	/s/ John Gannon
Name:	John Gannon
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.

CUSIP No: 54142L109	Page 13 of 14

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of LogMeIn, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date:  February 11, 2011

POLARIS VENTURE PARTNERS IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Managing Member

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND IV, L.P.

By:	Polaris Venture Management Co. IV, L.L.C.

By:	*
Managing Member

POLARIS VENTURE MANAGEMENT CO. IV, L.L.C.

By:	*
Managing Member

JONATHAN A. FLINT

By:	*
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	*
Terrance G. McGuire

ALAN G. SPOON

By:	*
Alan G. Spoon

CUSIP No: 54142L109	Page 14 of 14

*By:	/s/ John Gannon
Name:	John Gannon
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.   Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.